1933 Act File No.: 333-______
                                                    1940 Act File No.: 811-22337


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:            Millington Unit Investment Trusts, Series 4

B.   Name of depositor:              MILLINGTON SECURITIES, INC.

C.   Complete address of depositor's principal executive offices:

                              222 South Mill Street
                           Naperville, Illinois 60540

D.   Name and complete address of agent for service:

                                                      WITH A COPY TO:

     CHARLES G. MILLINGTON, PRESIDENT                 MORRISON WARREN
        Millington Securities, Inc.               Chapman and Cutler LLP
           222 South Mill Street                     111 W. Monroe St.
        Naperville, Illinois 60540             Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust

F.   Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

Check box if it is proposed that this filing will become effective on (date) at
(time) pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   Preliminary Prospectus Dated March 5, 2010
                              Subject to Completion

                   Millington Unit Investment Trusts, Series 4

    THE [INTERMEDIATE/SHORT-TERM INVESTMENT-GRADE CORPORATE BOND] PORTFOLIO,
                                    SERIES 1

                                   MILLINGTON
                                SECURITIES, INC.

                                   PROSPECTUS

                              DATED ________, 2010

           A portfolio of investment-grade corporate bonds selected by
                          Millington Securities, Inc.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

          THE [INTERMEDIATE/SHORT-TERM INVESTMENT-GRADE CORPORATE BOND]
                              PORTFOLIO, SERIES 1

OVERVIEW

         Millington Unit Investment Trusts, Series __, is a unit investment trust that consists of The [Intermediate/Short-Term Corporate Bond] Portfolio, Series 1 (the "Trust"). Millington Securities, Inc. ("Millington" or the "Sponsor") serves as the Sponsor of the Trust.

INVESTMENT OBJECTIVE

The Trust seeks to provide [current income and to preserve capital by investing in a portfolio primarily consisting of intermediate/short-term investment-grade corporate bonds.]

PRINCIPAL INVESTMENT STRATEGY

         The Trust seeks to achieve its objective by investing in a portfolio of intermediate/short-term investment-grade corporate bonds selected through the application of a defined investment strategy. The Sponsor selects the bonds that it believes have the best chance to meet the Trust's investment objective over its life.

         The portfolio of the Trust consists of intermediate/short-term investment-grade corporate debt obligations [which may include U.S. government bonds, corporate bonds, mortgage and asset-backed securities, loan participations and corporate instruments.] All of the corporate bonds held in the trust will be rated _________ quality, as of the trust's initial date of deposit (the "Inception Date"), by at least one of the following ratings agencies: Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"), or Moody's Investors Service ("Moody's"). Such rating relates to the underlying bonds and not the trust or the value of the units, which will fluctuate. See ["Description of Bond Ratings"] for details.

         Certain bonds in the Trust may be covered by insurance policies obtained from corporate bond insurers identified in "Trust Portfolio," which guarantee payment of principal and interest on the bonds when due. As a result of such insurance, the insured bonds have received ratings that may reflect the creditworthiness of the bond issuer. Please note that the insurance relates only to the insured bonds in the Trust and not to the units or the market value of the bonds or of the units.

         The Trust intends to pay interest distributions [each month] and expects to prorate the interest distributed on an annual basis; see ["Distributions."] The record dates and distribution dates for principal and interest distribution dates are the __th and __th of each month, respectively. Furthermore, investors may receive principal distributions from bonds being called or sold prior to their maturity or as bonds mature.

         For a more detailed description of the investment strategy, see ["Investment Strategy"] on page ___ of the prospectus.

ESSENTIAL INFORMATION (AS OF THE INCEPTION DATE)

UNIT PRICE AT INCEPTION                              $____

INCEPTION DATE                                       ______, 2010
TERMINATION DATE                                     ______, 20__

DISTRIBUTION DATE                                    __th day of each [month]
                                                     (commencing _____, 2010, if any)

RECORD DATE                                          __th day of each [month]
                                                     (commencing ____, 2010, if any)

EVALUATION                                           TIME As of the close of
                                                     trading ofthe New York
                                                     Stock Exchange (normally
                                                     4:00 p.m. Eastern Time).
                                                     (However, on the first day
                                                     units are sold the
                                                     Evaluation Time will be as
                                                     of the close of trading on
                                                     the New York Stock Exchange
                                                     or the time the
                                                     registration statement
                                                     filed with the Securities
                                                     and Exchange Commission
                                                     becomes effective, if
                                                     later.)

CUSIP NUMBERS

Fee Based Accounts

Minimum investment                                   $_____/___ units

TICKER

DOLLAR WEIGHTED AVERAGE MATURITY
OF BONDS IN THE TRUST

MINIMUM PRINCIPAL DISTRIBUTIONS

MINIMUM PAR VALUE OF THE
BONDS IN THE TRUST UNDER WHICH THE
TRUST AGREEMENT MAY BE TERMINATED

TYPES OF BONDS

Type of Issuer/Sectors                               Approximate Portfolio Percentage*
----------------------                               --------------------------------


BOND RATINGS

Standard & Poor's                                    Approximate Portfolio Percentage*
-----------------                                    --------------------------------


Total

Moody's                                              Approximate Portfolio Percentage*
-------                                              --------------------------------

Total

                                                     *Based upon principal.

THE [INTERMEDIATE/SHORT-TERM INVESTMENT-GRADE CORPORATE BOND] PORTFOLIO, SERIES 1
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

AS OF THE INCEPTION DATE, _______, 2010

PRINCIPAL AMOUNT OF BONDS IN TRUST(1):                                                                 $
NUMBER OF UNITS:
FRACTIONAL UNDIVIDED INTEREST IN TRUST PER UNIT:                                                               1/
PRINCIPAL AMOUNT OF BONDS PER UNIT(1):                                                                 $
PUBLIC OFFERING PRICE:
         Aggregate Offering Price of Bonds in the Portfolio:                                           $
         Aggregate Offering Price of Bonds per Unit:                                                   $
         Organization Costs per Unit(2):                                                               $
         Sales Charge of $_____ per unit (____% of Public Offering Price):                             $
         PUBLIC OFFERING PRICE PER UNIT:                                                               $
                                                                                                       -
REDEMPTION PRICE PER UNIT(3):                                                                          $
EXCESS OF PUBLIC OFFERING PRICE OVER REDEMPTION PRICE PER UNIT:                                        $

ESTIMATED ANNUAL INTEREST INCOME PER UNIT

     (INCLUDES CASH INCOME ACCRUAL ONLY):                                                              $
Less Estimated Annual Expenses per Unit:                                                               $
                                                                                                       -
ESTIMATED NET ANNUAL INTEREST INCOME PER UNIT(4):                                                      $
                                                                                                       =
ESTIMATED DAILY RATE OF NET INTEREST ACCRUAL PER UNIT(5):                                              $
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE
     (INCLUDES CASH INCOME ACCRUAL ONLY)(6):                                                                           %
ESTIMATED LONG-TERM RETURN(6):                                                                                         %

ESTIMATED INTEREST DISTRIBUTIONS PER UNIT(7):

o Date of First Distribution:                                                                                  , 2010
o Amount of First Distribution:                                                                        $
o Record Date of First Distribution:                                                                           , 2010
o Date of Regular Distribution:                                                                    __th of each Month
o Amount of Regular Distribution:                                                                      $
o Record Date of Regular Distribution:                                                             __th of each Month

----------------------------------------


(1) Represents the principal amount of the underlying bonds held in the Trust as of the Inception Date and does not take into account the impact of the sale of bonds to pay any expenses of the Trust. Bonds will be sold to meet redemptions, to pay expenses and in other limited circumstances. The sale of bonds will affect the principal amount of bonds included in the Trust and the principal amount of bonds per unit. Units of the Trust, when redeemed or upon termination, may be worth more or less than their original cost and there can be no assurance that a unitholder will receive the principal amount of bonds at any particular point in time.

(2) During the initial offering period, a portion of the Public Offering Price represents an amount of cash deposited to pay all or a portion of the costs of organizing the Trust.

(3) Based solely upon the bid prices of the bonds. Upon tender for redemption, the price to be paid will include accrued interest as described in ["How to Sell Your Units--Redemption--Computation of Redemption Price per Unit."]

(4) Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with principal prepayment, redemption, maturity, exchange or sale of bonds.

(5) Estimated Daily Rate of Net Interest Accrual per Unit is calculated as of the Inception Date.

(6) See ["Estimated Current Return and Estimated Long-Term Return to Unitholders"] for an explanation of estimated current return and estimated long-term return.

(7) Distributions, if any, will be made monthly commencing _______, 2010. The amount of distributions of the Trust may be lower or greater than the above stated amounts due to certain factors that may include, but are not limited to, changes in distributions paid by issuers, deduction of trust expenses or the sale or maturity of trust securities in the portfolio. Fees and expenses of the Trust may vary as a result of a variety of factors including the Trust's size, redemption activity, brokerage and other transaction costs and extraordinary expenses.

PRINCIPAL RISKS

         As with all investments, you may lose some or all of your investment in the Trust. No assurance can be given that the Trust's investment objective will be achieved. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

         INTEREST RATE. Corporate bonds are fixed rate debt obligations that generally decline in value with increases in interest rates. Foreign and U.S. interest rates may rise or fall by differing amounts and, as a result, the trust's investment in foreign securities may expose the trust to additional risks. Generally, bonds with longer periods before maturity are more sensitive to interest rate changes.

         CREDIT RISK. Corporate bonds are subject to credit risk in that an issuer of a bond may be unable to make interest and principal payments when due. In general, lower rated bonds carry greater credit risk.

         INVESTMENT OBJECTIVE. No assurance can be given that the Trust's investment objective will be achieved. This objective is subject to the continuing ability of the respective issuers of the bonds to meet their obligations.

         CURRENT ECONOMIC CONDITIONS. Due to the current state of the economy, the value of the bonds held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Starting in December 2007 and throughout most of 2009, economic activity declined across all sectors of the economy, and the United States has experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Although the latest economic data suggests slightly increased activity in the U.S. economy, unemployment remains high. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

         BOND ISSUER/INSURER. An issuer or an insurer of the bonds may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. This may result in a reduction in the value of your units. The financial condition of an issuer or an insurer of the bonds may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

         INCOME RISK. The income generated by the Trust may be reduced over time in response to bond sales, changes in distributions paid by issuers, unit redemptions and expenses.

         LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the issuers represented in the

Trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by such issuers, may negatively impact the value of these securities. Changes in the tax treatment of bonds either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax Laws may have an adverse the bonds held in the Trust. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have an impact on the value of the units and value of the bonds.

         LIQUIDATION. If a decrease in net asset value occurs and units of the Trust are tendered for redemption, the Trust may be forced to liquidate some of its bonds which may be at a loss. If such redemptions are substantial enough, provisions of the Trust's indenture could cause a complete and unexpected liquidation of the Trust before its scheduled maturity, resulting in unanticipated losses for investors.

         ZERO COUPON. Certain of the bonds included in the Trust may be original issue discount bonds or "zero coupon" bonds, as noted in "Trust Portfolio." These bonds may be subject to greater price fluctuations with changing interest rates and contain additional risks.

         [FOREIGN SECURITIES. The Trust's investment in foreign securities presents additional risk. Foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.]

         INFLATION RISK. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

         THE SPONSOR DOES NOT ACTIVELY MANAGE THE PORTFOLIO. The value of your investment may fall over time. The Trust will generally hold, and may continue to buy, the same securities even though a security's outlook, rating, market value or yield may have changed.

         See "Investment Risks" for additional information.

TAXES

         Distributions from the Trust are generally subject to federal income taxes for U.S. investors. The distributions may also be subject to state and local taxes.

         For non-resident aliens, certain income from the Trust will be exempt from withholding for U.S. federal income tax, provided certain conditions are met. Consult your tax advisor with respect to the conditions that must be met in order to be exempt for U.S. tax purposes.

         See "Taxes" for further tax information.

DISTRIBUTIONS

         Holders of units will receive interest payments from the Trust each month. The Trust prorates the interest distributed on an annual basis. Annual interest distributions are expected to vary from year to year. Furthermore, investors may receive principal distributions from bonds being called or sold prior to their maturity or as bonds mature.

         Each unit of the Trust at the Inception Date represents the fractional undivided interest in the principal amount of underlying bonds set forth in the "Trust Portfolio" and net income of the Trust.

MARKET FOR UNITS

         The Sponsor currently intends to repurchase units from unitholders who want to redeem their units. These redemptions will generally be at prices based upon the aggregate bid price of the underlying bonds. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the Sponsor stops repurchasing units, a unitholder may dispose of its units by redemption through The Bank of New York Mellon, which serves as the trustee of the Trust (the "Trustee"). The price received from the Trustee by the unitholder for units being redeemed is generally based upon the aggregate bid price of the underlying bonds.

         Until [six] months after the Inception Date or the end of the initial offering period, at the discretion of the Sponsor, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units generally includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

FEE TABLE

         The amounts below are estimates of the direct and indirect expenses that you may incur based on a ____ dollar ($____) unit price. Actual Expenses may vary.

                                                                       PERCENTAGE
                                                                        OF PUBLIC                AMOUNT PER
                                                                        OFFERING                   $1,000
INVESTOR FEES                                                            PRICE(1)                 INVESTED
-------------                                                            -------                  --------
DISTRIBUTION FEE                                                           0.__%                      $____
CREATION AND DEVELOPMENT FEE                                               0.__                       $____
MAXIMUM SALES FEES (including creation and development fee)
                                                                           0.  %                      $
                                                                       =========                    =========
ESTIMATED ORGANIZATION COSTS(2)

(amount per 100 units paid by the Trust at the end of the
initial offering period or after six months, at the
discretion of the Sponsor)                                                 0.  %                       $
                                                                       =========                    =========

                                                                      APPROXIMATE
ANNUAL FUND                                                           % OF PUBLIC
OPERATING                                                               OFFERING                 AMOUNT PER
EXPENSES                                                                 PRICE                 100 UNITS(3)
--------                                                                 -----
Trustee's Fee(4)                                                           0.____%                    $____
Sponsor's supervisory fee                                                  0.____                    0.____
Evaluator's fee                                                            0.____                    0.____
Bookkeeping and administrative fee                                         0.____                    0.____
Estimated other Trust operating expenses                                       --                        --
                                                                           -------                   -------
Total                                                                          --%                       --%
                                                                           =======                   =======


(1) The distribution fee compensates the Sponsor for costs associated with introducing the Trust to fee based account investors and their advisors, the distribution fee is fixed at $____ per unit. The creation and development "C&D" fee compensates the Sponsor for creating and developing the Trust, the C&D fee is fixed at $____ per unit. Both the distribution fee and the C&D fee are paid to the Sponsor at the close of the initial offering period. The percentages provided are based on a $___ unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $_____ per unit, the total C&D and distribution fees will be less than 0.__% of the Public Offering Price; if the unit price is less than $_____ per unit, these fees will exceed 0.__ of the Public Offering Price.

(2) Organization costs include the portfolio consulting fee paid to ____ for selecting the securities in the Trust portfolio.

(3) Based on 100 units with a $_____ per unit Public Offering Price as of the Inception Date.

(4) The estimated Trust operating expenses are based upon an estimated Trust size of approximately $10 million. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may, in some cases greatly exceed the amounts reflected.

EXAMPLE

         This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example The sponsor assumes that the expenses do not change and that the Trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

                          1 year

                          3 years

                          5 years

                          10 years

         This example assumes that you continue to follow the Trust strategy and roll your investment, including all distributions, into a new series of the Trust each year subject to a reduced rollover sales fee of __%.

                                 TRUST PORTFOLIO

                  MILLINGTON UNIT INVESTMENT TRUSTS, SERIES __
    THE [INTERMEDIATE/SHORT-TERM INVESTMENT-GRADE CORPORATE BOND] PORTFOLIO,
                                    SERIES 1
                  AS OF THE TRUST INCEPTION DATE, ______, 2010


                                                                      1st
                                                                    Optional
   Aggregate     Issuer (1)                                        Redemption   Moody's (3)   S&P (3)    Cost to the
   Principal                                                       Provisions                               Trust
                                                                      (2)                                 (4)(5)(6)


Notes to Portfolio

(1) Bonds of these issuers are all represented by "regular way" or "when issued" contracts to purchase bonds. All contracts to purchase the bonds were entered into on _______, 2010 through ______, 2010. All contracts are expected to be settled prior to or on _________, 2010.

(2) If applicable, this heading shows the year in which each issue of bonds is initially redeemable and the redemption price for that year unless otherwise indicated. Each such issue generally continues to be redeemable at declining prices thereafter, but not below par. "S.F." indicates a sinking fund has been or will be established with respect to an issue of bonds. In addition, certain bonds in the Trust may be redeemed in whole or in part other than by operation of the stated optional call or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such bonds. A sinking fund is a reserve fund accumulated over a period of time for the retirement of debt. A sinking fund may be estimated based upon various factors or may be mandatory.

     Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. To the extent that the bonds were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the units. Conversely, to the extent that the bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the units. Distributions generally will be reduced by the amount of the income which would otherwise have been paid with respect to redeemed bonds and there will be distributed to unitholders the principal amount and any premium received on such redemption. The estimated current return in this event may be affected by such redemptions. The tax effect on unitholders of such redemptions and resultant distributions is described in the section entitled "Taxes."

(3) The Standard & Poor's and Moody's corporate or municipal bond ratings are a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees. The bond rating is not a recommendation to purchase, sell or hold a bond, inasmuch as it does not comment as to market price or suitability for a particular investor. A brief description of the rating symbols and their meanings is set forth under "Description of Bond Ratings."

(4) See Note (1) to "Statement of Financial Condition" regarding cost of bonds. The Sponsor is responsible for initially acquiring the bonds that it selects for the Trust and will deliver the bonds or arrange for the delivery of the bonds to the Trust on the Inception Date at a price determined by the Evaluator based upon prices provided by Standard & Poor's Securities Evaluations, an independent, industry-recognized corporate bond pricing service. Standard & Poor's Securities Evaluations will provide the Sponsor with an "offered side" quotation for the bonds, on the Trust's Inception Date. The offering prices are greater than the current bid prices of the bonds which are the basis on which redemption price per unit is determined for purposes of redemption of units (see the first paragraphs under "Public Offering--Offering Price" and "How to Sell Your Units--Redemption--Computation of Redemption Price Per Unit"). Other information regarding the bonds is as follows:

          COST TO SPONSOR (ON THE     PROFIT (LOSS) TO SPONSOR
           DEPOSIT OF THE BONDS)       (ON THE DEPOSIT OF THE
                                               BONDS)

(5)  Estimated annual interest income to the Trust is $_________.

(6) In accordance with Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" ("ASC 820"), fair value is defined as the price that the Trust would receive upon selling an investment in a orderly transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy to maximize the use of the observable market data and minimize the use of unobservable inputs and to establish classification of the fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including the technique or pricing model used to measure fair value and the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels. Level 1 which represents quoted prices in active markets for identical investments. Level 2 which represents fair value based on other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risks, etc.). Level 3 which represents fair value based on significant unobservable inputs (including the Trust's own assumptions in determining the fair value of investments). At the Inception Date, all of the Trust's investments are classified as Level 2 as the securities are transacted through a dealer network.

                                    THE TRUST

INVESTMENT STRATEGY

         The Trust seeks to achieve its objective by investing in a portfolio of intermediate/short-term investment-grade corporate bonds selected through the application of a defined investment strategy. The Sponsor considered the following factors, among others, in selecting the bonds:

ORGANIZATION

         The Trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a certain Trust Agreement (the "Trust Agreement"). The Trust Agreement is dated as of the Inception Date and is between Millington Securities, Inc. as sponsor and as evaluator ("Evaluator") and The Bank of New York Mellon, as trustee. The Evaluator determines the value of the bonds held in the Trust generally based upon prices provided by a pricing service. On the Inception Date, the Sponsor deposited bonds, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit issued by a major commercial bank) for the purchase of certain interest-bearing obligations. After the deposit of the bonds and the creation of the Trust, the Trustee delivered to the Sponsor the units (the "units") comprising the ownership of the Trust. These units are now being offered pursuant to this prospectus.

UNITS

         Each unit represents the fractional undivided interest in the principal and net income of the Trust. If any units of the Trust are redeemed after the Inception Date, the fractional undivided interest in the Trust represented by each unredeemed unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related trust.

HOW TO BUY UNITS

         OFFERING PRICE. You can buy units of the Trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at www.millingtonsecurities.com. The Sponsor will serve as the Trust's principal underwriter. The price of the units of the Trust as of the Inception Date was determined by adding to the Evaluator's determination of the aggregate offering price of the bonds per unit, based upon prices provided by Standard & Poor's Securities Evaluations, cash and other net assets in the portfolio and a pro rata portion of estimated organization costs. Included within the Public Offering Price is also a sales charge. During the initial public offering period, for sales of at least [$100,000 or 100 units] investors will be entitled to a volume discount from the sales charge as described below. For purchases settling after the First Settlement Date, a proportionate share of accrued and undistributed interest on the bonds at the date of delivery of the units to the purchaser is also added to the Public Offering Price. However, after the initial offering period or six months after the Inception Date, at the discretion of the Sponsor, the Public Offering Price of the units will not include a pro rata portion of estimated organizational costs.

         During the initial offering period the aggregate offering price of the bonds in the Trust is determined by the Evaluator. To determine such prices, the Evaluator utilizes prices received from Standard & Poor's Securities Evaluations. Standard & Poor's Securities Evaluations determines such offering prices (1) on the basis of current offering prices for the bonds, (2) if offering prices are not available for any bonds, on the basis of current offering prices for comparable bonds, (3) by making an appraisal of the value of the bonds on the basis of offering prices in the market, or (4) by any combination of the above. On or after the Inception Date, such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in "Essential Information," effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the redemption price, which is based upon the aggregate bid price of the underlying bonds and which is expected to be less than the aggregate offering price, see "How to Sell Your Units--Redemption."

         ORGANIZATION COSTS. During the initial offering period, part of the public offering price of the units represents an amount that will pay the costs of creating your Trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the portfolio consulting fee, the initial fees and expenses of the Trustee and the initial audit. Your Trust will sell securities to reimburse the Sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when your Trust pays these costs.

         Organization costs will only be included in the public offering price during the initial offering period.

         SALES FEES. The total sales fee in connection with purchasing units equals the distribution fee of 0.__% of the public offering price per unit on the Trust's Inception Date and the C&D fee of 0.__% of the public offering price per unit on the Trust's Inception Date. The total combined sales fee equals 0.__% of the public offering price per unit on the Trust's Inception Date. This combined sales fee becomes a fixed amount per unit and is paid to the Sponsor at the close of the initial offering period. If you redeem or sell your units prior to collection of the total sales fee, you will pay any remaining fee upon redemption or sale of your units. Because the distribution fee and C&D fee are fixed dollar amounts per unit, the actual fees will exceed the percentages shown in the "Fee Table" if the public offering price per unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the public offering price per unit exceeds $10. Since the distribution fee and C&D fee are fixed dollar amounts per unit, your Trust will charge these amounts per unit regardless of any decrease in net asset value.

         RETIREMENT ACCOUNTS. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

HOW TO SELL YOUR UNITS

         You can sell or redeem your units on any business day the New York Stock Exchange is open through your financial professional or the Trustee of your Trust. Unit prices are available daily on the internet at www.millingtonsecurities.com or through your financial professional. After the close of the initial offering period, the sale and redemption price of units is equal to the net asset value per unit. During the initial offering period, the sale and redemption price of units is equal to the net asset value per unit less the total of any unpaid distribution fees, C&D fees and organization costs. During the initial offering period the sale and redemption price is sometimes referred to as the "liquidation price." Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

         SELLING UNITS. The Sponsor may maintain a secondary market for units. Meaning that if you want to sell your units, the Sponsor may buy them at the current net asset value or "liquidation price", depending whether or not the Trust is in its initial offering period. The Sponsor may then resell the units to other investors at the public offering price or redeem them for the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. The Sponsor may discontinue the secondary market at any time without notice. Even if the Sponsor does not make a market, you will be able to redeem your units with the Trustee on any business day for the current redemption price.

         REDEEMING UNITS. You may also redeem your units directly with the Trustee on any day the New York Stock Exchange is open. After the close of the initial offering period, the sale and redemption price of units is equal to the net asset value per unit. During the initial offering period, the sale and redemption price of units is equal to the net asset value per unit less the total of any unpaid distribution fees, C&D fees and organization costs. During the initial offering period the sale and redemption price is sometimes referred to as the "liquidation price." You will receive the redemption price for a particular day if the Trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the Trustee by the time designated by the Trustee, are priced based on the date of receipt. Redemption requests received by the Trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next redemption price computed after the Trustee receives your completed request.

         If you redeem your units, the Trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the Trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

         To redeem your units, you must send the Trustee any certificates for your units. You must properly endorse your certificates or sign a written transfer instrument with a signature guarantee. The Trustee may require additional documents such as a certificate of corporate authority, Trust documents, a death certificate, or an appointment as executor, administrator or guardian. The Trustee cannot complete your redemption or send your payment to you until it receives all of these documents in complete form.

         IN-KIND DISTRIBUTION. You can request an in-kind distribution of the securities underlying your units if you tender at least _____ units for redemption (or such other amount as required by your financial professional's firm or clearing firm). This option is generally available only for securities traded and held in the United States. The Trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your Trust's life. The Sponsor may discontinue this option upon sixty days notice.

DISTRIBUTIONS

         DISTRIBUTIONS. Holders of units will receive interest payments from the Trust each month. The Trust prorates the interest distributed on an annual basis. Annual interest distributions are expected to vary from year to year. Furthermore, investors may receive principal distributions from bonds being called or sold prior to their maturity or as bonds mature.

         Each unit of the Trust at the Inception Date represents the fractional undivided interest in the principal amount of underlying bonds set forth in the "Trust Portfolio" and net income of the Trust.

         REPORTS. The Trustee or your financial professional will make available to you a statement showing income and other receipts of your Trust for each distribution. Each year the Trustee will also provide an annual report on your Trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your Trust, if available.

INVESTMENT RISKS

         ALL INVESTMENTS INVOLVE RISK. This section describes the main risks that can impact the value of the securities in your Trust. You should understand these risks before you invest. You could lose some or all of your investment in the Trust. Recently, securities markets have experienced significant volatility. If the value of the bonds falls, the value of your units will also fall. The Sponsor cannot guarantee that your Trust will achieve its objective or that your investment return will be positive over any period

         FAILURE OF ISSUERS OR INSURERS TO PAY INTEREST AND/OR PRINCIPAL. The primary risk associated with an investment in bonds is that the issuer or insurer of a bond may default on principal and/or interest payments when due on the bond. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the bonds and the Trust's units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the Inception Date the rating assigned to a bond may decline. Neither the sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any bond or responsible for a decline in the rating of any bond in the portfolio.

         MARKET RISK. Market risk is the risk that a particular security in the Trust, the Trust itself or the bonds in general may fall in value. Market value may be affected by a variety of factors including: general market movements, changes in the financial condition of an issuer, changes in perceptions about an issuer sector, rating on a bond, interest rates and inflation, governmental policies and litigation, and purchases and sales of bonds by the Trust. Even though the Sponsor carefully supervises your portfolio, you should remember that it does not manage your portfolio. Your Trust will not sell a security solely because the market value falls as is possible in a managed fund.

         CURRENT ECONOMIC CONDITIONS RISK. The U.S. economy's recession began in December 2007 and lasted through most of 2009. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity declined across all sectors of the economy, and the United States has experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Although the latest economic data suggests that the recession may be over and that the U.S. economy will experience slightly increased activity in 2010, unemployment remains high. Due to the current state of uncertainty in the economy, the value of the securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

         CREDIT RISK. An issuer of a debt security may be unable to make interest and principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer's ability to make such payments. Credit risk may be heightened for the Trust if it invests in "high-yield," "high risk" or "junk" bonds; such bonds, while generally offering higher yields than investment-grade securities with similar maturities, involve greater risks, including the possibility of default or bankruptcy, and are regarded as predominantly speculative with respect to the issuer's capacity to pay dividends and interest and repay principal.

         INCOME RISK. The income from the Trust's portfolio may decline for a variety of reasons including, but not limited to, falling market interest rates, bonds that are sold from the Trust's portfolio and increased expenses.

         PRICE VOLATILITY OF FIXED-RATE BONDS. An investment in units of the Trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the units) will decline with increases in interest rates. Inflation and the overall economy are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate bonds. Bonds are also subject to the risk that their values may decline if the issuer's financial condition worsens or if perceptions of the issuer's financial condition change.

         Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

         ORIGINAL ISSUE DISCOUNT BONDS AND ZERO COUPON BONDS. Certain of the bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate.

         Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income.

         Original issue discount bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis. The Trust may also pay a premium when it buys a bond, even a bond issued with original issue discount. The Trust may be required to amortize the premium over the term of the bond and reduce its basis for the bond even though it does not get any deduction for the amortization. Therefore, sometimes the Trust may have a taxable gain when it sells a bond for an amount equal to or less than its original tax basis.

         On sale or redemption, unitholders may receive ordinary income dividends from the Trust if the Trust sells or redeems bonds that were acquired at a market discount, or sells bonds at a short-term capital gain. In general, the Internal Revenue Service will treat bonds as market discount bonds when the cost of the bond, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the bond. Any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income.

         The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value. See "Taxes" herein.

         RESTRICTED BONDS. The Trust may invest in bonds that may only be resold bonds that may only be resold pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). Such bonds may not be readily marketable. For purposes of this restriction, illiquid bonds include, but are not limited to, restricted bonds (bonds the disposition of which is restricted under the federal securities laws), but that are deemed to be illiquid; and repurchase agreements with maturities in excess of seven days.

         Restricted bonds may be sold only in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration is required, the Trust may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time the Trust may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, the Trust might obtain a less favorable price than that which prevailed when it decided to sell.

         REDEMPTION OR SALE PRIOR TO MATURITY. Certain of the bonds in the portfolio of the Trust may be called prior to their stated maturity date pursuant to sinking fund or call provisions. A call provision is more likely to be exercised when the offering price valuation of a bond is higher than its call price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the bonds may be sold or otherwise mature. In such cases, the proceeds from such events will be distributed to unitholders. The Sponsor may also direct the Trustee to sell certain securities held by the Trust to meet the Trust's obligations with respect to certain expenses. Thus, no assurance can be given that the Trust will retain for any length of time its present size and composition.

         The Trust may contain bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the Trust and the early termination of the Trust.

         To the extent that a bond was deposited in the Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long- Term Return of the Units may be adversely affected by such sales or redemptions.

         MARKET DISCOUNT. The portfolio of the Trust may consist of some bonds whose current market values were below principal value on the Inception Date. A primary reason for the market value of such bonds being less than principal value at maturity is that the interest rate of such bonds is at lower rates than the current market interest rate for comparably rated bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. Because the Trust is not actively managed, the Trustee will not sell bonds in response to or in anticipation of market discounts or fluctuations.

         FAILURE OF A CONTRACT TO PURCHASE BONDS AND SUBSTITUTION OF BONDS. In the event of a failure to deliver any bond that has been purchased for the Trust under a contract ("failed bonds"), the Sponsor is authorized to purchase other bonds ("replacement bonds"). The Trustee shall pay for replacement bonds out of funds held in connection with the failed bonds and will accept delivery of such bonds to make up the original principal of the Trust. The replacement bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the failed bonds. Whenever a replacement bond has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all unitholders of the Trust of the acquisition of the replacement bond and shall, on the next distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the failed bond exceeded the cost of the replacement bond. In addition, a replacement bond must (at the time of purchase):

     o    be a corporate debt obligation;

     o have a fixed maturity or disposition date comparable to that of the failed bond it replaces;

     o be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the failed bond which it replaces; and

     o [be rated at least in the category of ___ or ___ by a major rating organization].

         If the right of limited substitution described above shall not be used to acquire replacement bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such failed bonds to all unitholders of the Trust, and distribute the principal attributable to such failed bonds on the next monthly distribution date which is more than 30 days thereafter. In the event a replacement bond is not acquired by the Trust, the Estimated Net Annual Interest Income per unit for the Trust would be reduced and the Estimated Current Return thereon might be lowered.

         RISK INHERENT IN AN INVESTMENT IN DIFFERENT TYPES OF BONDS. Corporate Debt Obligations. An investment in units of the Trust should be made with an understanding of the risks that an investment in fixed rate, investment-grade corporate debt obligations may entail, including the risk that the value of the units will decline with increases in interest rates. Generally, bonds with longer maturities will fluctuate in value more than bonds with shorter maturities.

         A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements and accordingly such issuer may not be able to meet its obligations to make principal and income payments. In addition, a slowdown in the economy or a development adversely affecting an issuer's creditworthiness may also result in the ratings of the bonds and the value of the underlying portfolio being reduced. The Trust may consist of corporate debt obligations that, in many cases, do not have the benefit of covenants that would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings that could have the effect of reducing the ability of the issuer to meet its obligations and might also result in the ratings of the bonds and the value of the underlying portfolio being reduced.

         Should the issuer of any corporate debt obligation default in the payment of principal or interest, the Trust may incur additional expenses seeking payment on the defaulted bond. Because amounts recovered by the Trust in payment under the defaulted corporate debt obligation, if any, may not be reflected in the value of the units until actually received by the Trust, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving a portion of any payment recovered.

         Liquidity. The bonds in the Trust may not have been registered under the Securities Act and may not be exempt from the registration requirements of the Securities Act. Many of the bonds may not be listed on a securities exchange. Whether or not the bonds are listed, the principal trading market for the bonds will generally be in the over-the-counter market. As a result, the existence of a liquid trading market for the bonds may depend on whether dealers will make a market in the bonds. There can be no assurance that a market will be made for any of the bonds, that any market for the bonds will be maintained or of the liquidity of the bonds in any markets made. The price at which the bonds may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the bonds are limited or absent. The Trust may also contain non-exempt bonds in registered form which have been purchased on a private placement basis. Sales of these bonds may not be practicable outside the United States, but can generally be made to U.S. institutions in the private placement market which may not be as liquid as the general U.S. securities market. Since the private placement market is less liquid, the prices received may be less than would have been received had the markets been broader.

         Concentration Risk. The Trust is considered to be "concentrated" in a particular category when the bonds in that category constitute 25% or more of the aggregate value of the portfolio. This makes the Trust subject to more market risk.

         FOREIGN SECURITIES RISK. The Trust may invests in foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

     o    Foreign markets may be less liquid and more volatile than U.S.
          markets.

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect the trust's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the Trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the Trust's foreign currency holdings.

     o Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

         LITIGATION AND LEGISLATION. To the best knowledge of the Sponsor, there is no litigation pending as of the Inception Date in respect of any bonds which might reasonably be expected to have a material adverse effect upon the Trust. Nevertheless, lawsuits involving the bonds included in the Trust or their issuers may exist. At any time after the Inception Date, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to bonds in the Trust. The outcome of litigation of this nature can never be entirely predicted. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the bonds.

ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN TO UNITHOLDERS

         The rate of return on each unit is measured in terms of both Estimated Current Return and Estimated Long-Term Return. The Estimated Current Return per unit and Estimated Long- Term Return per unit, each as of the Inception Date, is set forth under "Summary of Essential Financial Information." Information regarding the estimated distributions of principal and interest to unitholders of the Trust is available from the Sponsor on request.

         Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per unit by the Public Offering Price. Estimated Net Annual Interest Income per unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with principal prepayment, redemption, maturity, exchange or sale of bonds. The Estimated Net Annual Interest Income per unit also assumes the sale of securities as needed to allow the Trust to pay the deferred sales fee. The Estimated Net Annual Interest Income per unit assumes that such sales of securities will be made on a pro rata basis, however, the Trust may sell a portion of some or all of the securities as needed to pay the deferred sales fee. Non-pro rata sales may impact the net annual interest income a unitholder receives. The Public Offering Price per unit will vary with changes in the offering price of the bonds. Estimated Current Return takes into account only the interest payable on the bonds and does not involve a computation of yield to maturity or to an earlier redemption date nor does it reflect any amortization of premium or discount from principal value on the bond's purchase price. Moreover, because interest rates on bonds purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable ratings, the Estimated Current Return per unit may be affected adversely if such bonds are redeemed prior to their maturity. Therefore, there is no assurance that the Estimated Current Return as set forth under "Summary of Essential Financial Information" will be realized in the future.

         Estimated Long-Term Return is calculated using a formula that (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (taking into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the bonds in the Trust and (ii) takes into account the expenses and sales charge associated with each unit of the Trust.

The Estimated Long-Term Return assumes that each bond is retired on its pricing life date (i.e., that date which produces the lowest dollar price when yield price calculations are done for each optional call date and the maturity date of a callable bond). If the bond is retired on any optional call or maturity date other than the pricing life date, the yield to the holder of that bond may be different than the initial quoted yield. Since the market values and estimated retirements of the bonds, the expenses of the Trust and the Net Annual Interest Income and Public Offering Price per unit may change, there is no assurance that the Estimated Long-Term Return as set forth under "Summary of Essential Financial Information" will be realized in the future. Contact the Sponsor, as indicated on the back page of the prospectus, for information regarding the estimated principal and interest distribution schedule of the Trust.

DISTRIBUTION OF UNITS

         The Sponsor sells units to the public through broker-dealers, registered investment advisors, certified financial planners and other firms. There are no transactional or initial sales charges on these Trusts but the Sponsor may pay part of the distribution fee to third party distribution and marketing firms when they introduce units to potential buyers or intermediaries. These units are designed to be used in investment accounts that charge a "wrap fee" or periodic fees for investment advisory, financial planning or asset management services in lieu of commissions.

         The Sponsor may, at its own expense and out of its own profits, pay for third party distribution assistance, including but not limited to, obtaining shelf space in clearing firms and similar activities designed to aid in the sale of the Sponsor's products. These arrangements will not change the price you pay for your units.

         The Sponsor generally registers units for sale in various states in the U.S. The Sponsor does not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. The Sponsor may reject any order for units in whole or in part.

         The Sponsor may gain or lose money when it holds units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price the Sponsor pays for units and the price at which it sells or redeems them. The Sponsor may also gain or lose money when it deposits securities to create units. The amount of its profit or loss on the initial deposit of securities into your Trust is shown in the "Notes to Portfolio" for the Trust.

TRUST ADMINISTRATION

         YOUR TRUST. Your Trust is a unit investment trust registered under the Investment Company Act of 1940. The Sponsor created the Trust under a Trust Agreement between Millington Securities, Inc. (as depositor/Sponsor, evaluator and supervisor) and The Bank of New York Mellon (as Trustee). To create your Trust, the Sponsor deposited securities with the Trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the Trustee delivered units of your Trust to the Sponsor. Each unit represents an undivided interest in the assets of your Trust. These units remain outstanding until redeemed or until your Trust terminates. At the close of the New York Stock Exchange on the Trust's Inception Date or on the first day units are sold to the public, if later, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in the Trust will increase or decrease to the extent of any adjustment.

         CHANGING YOUR PORTFOLIO. Your Trust is not a managed fund. Unlike a managed fund, the Sponsor designed your portfolio to remain relatively fixed. Your Trust will generally buy and sell securities to pay expenses, to issue additional units or to redeem units, in limited circumstances to protect the Trust, to make required distributions or to avoid imposition of taxes on the Trust, or as permitted by the Trust agreement.

         When your Trust sells securities, the composition and diversity of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the Trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The Trustee will distribute any cash proceeds to unitholders. If your Trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. If any contract for the purchase of securities fails, the Sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the Trust agreement, as described below.

         REPLACEMENT SECURITIES. In the event that any contract to purchase any a security is not consummated in accordance with its terms ("Failed Contract Security"), the Sponsor may instruct the Trustee in writing either to effect a buy-in in accordance with the rules of the market place where the Failed Contract Securities were purchased or its clearing house or to purchase a replacement security (the "Replacement Security") which has been selected by the Sponsor out of funds held by the Trustee. Replacement Securities will be made subject to the following conditions:

     o The Replacement Securities will be securities as originally selected for the Trust or, in the case of a Trust that is a registered investment company for tax purposes, securities which the Sponsor determines to be similar in character as securities originally selected for the Trust;

     o The purchase of the Replacement Securities will not adversely affect the federal income tax status of the Trust;

     o The purchase price of the Replacement Securities will not exceed the total amount of cash deposited, or the amount available under the Letter of Credit deposited, by the Sponsor at the time of the deposit of the Failed Contract Security;

     o The Replacement Securities will be purchased within 30 days after the deposit of the Failed Contract Security.

         Any contract to deliver Trust securities may not exceed 120 days from the effective date of the Trust's registration statement.

         The Sponsor will increase the size of your Trust as it sells units during the initial offering period. When the Sponsor creates additional units, it will seek to replicate the existing portfolio.

         When your Trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time your Trust buys the securities. When your Trust buys or sells securities, the Sponsor may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your Trust or the Trustee.

         AMENDING THE TRUST AGREEMENT. The Sponsor and the Trustee can change the Trust Agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the Sponsor and the Trustee). The Sponsor cannot change this agreement to reduce your interest in your Trust without your consent. Investors owning two-thirds of the units in your Trust may vote to change this agreement.

         TERMINATION OF YOUR TRUST. Your Trust will terminate on the termination date set forth under "Essential Information" for the Trust. The Trustee may terminate your Trust early if the value of the Trust is less than 40% of the original value of the securities in the Trust at the time of deposit. At this size, the expenses of your Trust may create an undue burden on your investment. Investors owning two-thirds of the units in your Trust may also vote to terminate the Trust early. The Trustee will liquidate your Trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the Trust. If this happens, the Sponsor will refund any sales fee that you paid.

         The Trustee will notify you of any termination and sell any remaining securities. The Trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

         THE SPONSOR. The Sponsor of the Trust is Millington Securities, Inc. Millington is registered under the Securities Exchange Act of 1934 as a broker-dealer. Millington is organized as a corporation under the laws of the State of Illinois. Millington is a member of the Financial Industry Regulatory Authority, Inc. The principal office of Millington is 222 S. Mill St., Naperville, IL 60540. If the Sponsor fails to or cannot perform its duties as Sponsor or becomes bankrupt, the Trustee may replace it, continue to operate your Trust without a Sponsor, or terminate your Trust.

         The Sponsor and your Trust have adopted a code of ethics requiring their employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust.

         THE TRUSTEE. The Bank of New York Mellon is the Trustee of your Trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the Trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment Trust office. The Sponsor may remove and replace the Trustee in some cases without your consent. The Trustee may also resign by notifying the Sponsor and investors.

TAXES

         This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non- U.S. person, a broker/dealer or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

         This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

         As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

         TRUST STATUS. The Trust intends to qualify as a "regulated investment company" under the federal tax laws. If the Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

         DISTRIBUTIONS. After the end of each year, you will receive a tax statement that separates the Trust's distributions into three categories, exempt-interest dividends, ordinary income distributions and capital gains dividends. Exempt-interest dividends generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining your alternative minimum tax and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

         DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies.

         SALE OR REDEMPTION OF UNITS. If you sell orredeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units. Further, if you hold your units for six months or less, any loss incurred by you related to the disposition of such a unit will be disallowed to the extent of the exempt-interest dividends you received.

         CAPITAL GAINS AND LOSSES. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2011.

For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

         Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

         DEDUCTIBILITY OF TRUST EXPENSES. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Further, because the Trust pays exempt-interest dividends, which are treated as exempt interest for federal income tax purposes, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your units.

         FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust designates as capital gain dividends) and (generally except for exempt-interest dividends) will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the Trust that are properly designated by the Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. In the case of dividends with respect to taxable years of the Trust beginning prior to 2010, distributions from the Trust that are properly designated by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met.

EXPENSES

         Your Trust will pay various expenses to conduct its operations. The "Fee Table" shows the estimated amount of these expenses.

         The Sponsor will receive a fee from your Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This "creation and development fee" is a charge of $0.05 per unit. The Trustee will deduct this amount from your Trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

         The Sponsor will receive a fee from your Trust for engaging third party marketing and distribution firms to assist in introducing this product to eligible investors. This "distribution fee" is a charge of $0.02 per unit. The Trustee will deduct this amount from your Trust's assets as of the close of the initial offering period.

         Your Trust will pay a fee to the Trustee for its services. The Trustee also benefits when it holds cash for your Trust in non-interest bearing accounts. Your Trust will reimburse Millington as supervisor, evaluator and Sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. The Sponsor's reimbursements may exceed the costs of the services it provides to your Trust but will not exceed the costs of services provided to all of its unit investment Trusts in any calendar year. All of these fees may adjust for inflation without your approval.

         Your Trust may pay expenses such as Trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary Trustee services, costs of taking action to protect your Trust, costs of indemnifying the Trustee and the Sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the Trustee for advancing funds to meet distributions. Your Trust may pay the costs of updating its registration statement each year. The Trustee will generally pay Trust expenses from distributions received on the securities but in some cases may sell securities to pay Trust expenses.

EXPERTS

         LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for the Trust. __________________ acts as counsel for the Trustee.

         INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Grant Thornton LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

ADDITIONAL INFORMATION

         This prospectus does not contain all the information in the registration statement that your Trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your Trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS

MILLINGTON UNIT INVESTMENT TRUSTS, SERIES __

         We have audited the accompanying statement of financial condition, including the Trust portfolio set forth on pages __, and __ of this prospectus, of ____, Series __, as of ____, 2010, the initial date of deposit. The statement of financial condition is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

         We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of ____, 2009. We believe that our audit of the statement of financial condition provides a reasonable basis for out opinion.

         In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Millington ________________, Series 1 as of _____, 2010, in conformity with accounting principles generally accepted in the United States of America.

                               GRANT THORNTON LLP

Chicago, Illinois

_______, 2010

MILLINGTON UNIT INVESTMENT TRUSTS, SERIES __

THE [INTERMEDIATE/SHORT-TERM INVESTMENT-GRADE CORPORATE BOND] PORTFOLIO,
SERIES 1

STATEMENT OF FINANCIAL CONDITION

AS OF ______, 2010

INVESTMENT IN SECURITIES

Contracts to purchase underlying securities(5)(6)                                         $____________
         Total                                                                            $
                                                                                           ============

LIABILITIES AND INTEREST OF INVESTORS

Liabilities:

         Organization costs(7)                                                            $
         Distribution fee(8)
         Creation and development fee(4)                                                   ____________
Total                                                                                      ____________
Interest of Investors:
         Cost to investors                                                                $
         Less deferred distribution fee, creation and development fee and
         organization costs(3)(4)(5)                                                       ____________
         Net interest of investors                                                         ____________
         Total                                                                            $
                                                                                           ============

Number of units
                                                                                           ============
Net asset value per unit                                                                  $
                                                                                           ============


------------

(5) Aggregated cost of the securities is based on the closing sale price evaluations as determined by the Evaluator.

(6) Cash or an irrevocable letter of credit has been deposited with the Trustee covering the funds (aggregating $______) necessary for the purchase of securities in the Trust represented by purchase contracts.

(7) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $0.05 per unit for the Trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the Trust's Inception Date to an account maintained by the Trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(8) The total sales fee consists of a creation and development fee and a distribution fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The maximum sales fee is 0.07% of the public offering price per unit. The distribution fee is equal to $_________ 0.02 per unit and the creation and development fee is equal to $0.05 per unit.

                  MILLINGTON UNIT INVESTMENT TRUSTS, SERIES __

    THE [INTERMEDIATE/SHORT-TERM INVESTMENT-GRADE CORPORATE BOND] PORTFOLIO,
                                    SERIES 1

                                   MILLINGTON
                                SECURITIES, INC.

================================================================================

                                   PROSPECTUS

                                  ______ , 2010




                                    CONTENTS

  VISIT US ON THE INTERNET
  http://millingtonsecurities.com

  BY E-MAIL

  _____________.com

  CALL MILLINGTON SECURITIES, INC.
  (800) 922-7900
  CALL THE BANK OF NEW YORK MELLON
  (800) 428-8890
  ADDITIONAL INFORMATION

  This prospectus does not contain all information filed with the Securities Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

  E-MAIL:    publicinfo@sec.gov

  WRITE:     Public Reference Section
             Washington, D.C. 20549

  VISIT:     http://www.sec.gov
             (EDGAR Database)

  CALL: 1-202-551-8090 (only for information on the operation of the Public Reference Section)

      MILLINGTON UNIT INVESTMENT TRUSTS, SERIES __
      Securities Act file number: 333-____
      Investment Company Act file
      number: 811-22337

                       CONTENTS OF REGISTRATION STATEMENT

          This Registration Statement comprises the following papers and documents:
          The facing sheet
          The prospectus
          The signatures
          The consents of the independent public accountants and legal counsel

The following exhibits:

1.1 Form of Trust Agreement. Reference is made to Exhibit A(1)(a) to the Registration Statement on Form N-8B-2 for Millington Unit Investment Trusts (File No. 811-22337) as filed on October 2, 2009.

1.1.1 Form of Standard Terms and Conditions of Trust. Reference is made to Exhibit A(1)(b) to the Registration Statement on Form N-8B-2 for Millington Unit Investment Trusts (File No. 811-22337) as filed on October 2, 2009.

2.1 Form of Code of Ethics. Reference is made to Exhibit A(11) to the Registration Statement on Form N-8B-2 for Millington Unit Investment Trusts (File No. 811-22337) as filed on October 2, 2009.

3.1 Opinion of counsel as to legality of securities being registered (to be filed by amendment).

3.3 Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).

4.1    Consent of independent auditors (to be filed by amendment).

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Millington Unit Investment Trusts, Series 4 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Naperville and State of Illinois on the 5th day of March, 2010.

                                     MILLINGTON UNIT INVESTMENT TRUSTS, SERIES 4

                                     By MILLINGTON SECURITIES, INC., DEPOSITOR


                                     By /s/ CHARLES G. MILLINGTON
                                        -------------------------
                                        Charles G. Millington
                                              President

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on March 5, 2010 by the following persons in the capacities indicated:



          /s/CHARLES G. MILLINGTON
          ------------------------
            Charles G. Millington
   Director of Millington Securities, Inc.